Writer’s Direct Dial

(212) 446-4660

Writer’s E-mail Address

cnagler@kirkland.com

April 19, 2007

BY EDGAR

Re:    Baltimore Gas and Electric Company

          Registration Statement on Form S-4

Ladies and Gentlemen:

On April 19, 2007, on behalf of our client, Baltimore Gas and Electric Company (the “Registrant”), we filed by electronic submission with the Securities and Exchange Commission (the “Commission”) pursuant to the Securities Act of 1933, as amended (the “Securities Act”), and the rules and regulations promulgated thereunder, a Registration Statement on Form S-4 (the “Registration Statement”), including exhibits. This Registration Statement relates to the Registrant’s proposed offer to exchange (i) up to $300,000,000 aggregate principal amount of its 5.90% Series B Notes due 2016 and (ii) up to $400,000,000 aggregate principal amount of its 6.35% Series B Notes due 2036, which have been registered under the Securities Act, for a like principal amount of the Registrant’s currently outstanding 5.90% Series A Notes due 2016 and 6.35% Series A Notes due 2036, which were issued on October 13, 2006.

In accordance with Rule 3a of the Informal and Other Procedures of the Commission, the Registrant has remitted by wire transfer the filing fee of $21,490.00 to the U.S. Treasury Department depository at Mellon Bank in Pittsburgh, Pennsylvania.

Please do not hesitate to contact the undersigned at (212) 446-4660 or Michele Luburich of this office at (212) 446-4747 with any questions or comments regarding the Registration Statement.

Sincerely,

/s/ CHRISTIAN O. NAGLER
Christian O. Nagler

cc:	Sean J. Klein

(Baltimore Gas and Electric Company)